SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GOLD STANDARD VENTURES CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

380738104
(CUSIP Number)

February 12, 2016
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 380738104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
OceanaGold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		39,342,592
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		39,342,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,342,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
19.9%* *Percentage was calculated based on 197,701,470 outstanding common shares of the issuer as of February 12, 2016.
12	TYPE OF REPORTING PERSON
CO

CUSIP No 380738104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1015776 BC Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		39,342,592
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		39,342,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,342,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
19.9%* *Percentage was calculated based on 197,701,470 outstanding common shares of the issuer as of February 12, 2016.
12	TYPE OF REPORTING PERSON
CO

CUSIP No 380738104	13G	Page 4 of 8 Pages

Item 1                 (a).           Name of Issuer:

Gold Standard Ventures Corp.

Item 1                 (b).           Address of Issuer’s Principal Executive Offices:

Suite 610 – 815 West Hastings Street
Vancouver, B.C., Canada V6C 1B4

Item 2                 (a).           Name of Person Filing:

i) OceanaGold Corporation (“Oceana”)
ii) 1015776 BC Ltd. (“Subsidiary”)

This Statement is being filed by and on behalf of Oceana and Subsidiary.

Item 2                 (b).           Address of Principal Business Office or, if None, Residence:

i) and ii)     Level 14, 357 Collins Street, Melbourne, Victoria, 3000, Australia

Item 2                 (c).           Citizenship:

i)   British Columbia, Canada
ii)  British Columbia, Canada

Item 2                 (d).           Title of Class of Securities:

Common Shares

Item 2                 (e).           CUSIP Number:

380738104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No 380738104	13G	Page 5 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

See Items 5-8 on the cover page

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Subsidiary has direct beneficial ownership of the common shares.  Oceana, as the sole shareholder of Subsidiary, may be deemed to possess beneficial ownership of the common shares beneficially owned by Subsidiary.  As used herein, “beneficial ownership” has the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No 380738104	13G	Page 6 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

OCEANAGOLD CORPORATION

By:_/s/ Liang Tang_______________________
Name: Liang Tang
Title: Company Secretary

February 16, 2016

1015776 BC LTD.

By:_/s/ Liang Tang_______________________
Name: Liang Tang
Title: Company Secretary

CUSIP No 380738104	13G	Page 7 of 8 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Gold Standard Ventures Corp. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February  16, 2016

OCEANAGOLD CORPORATION

By:_/s/ Liang Tang______________________
Name: Liang Tang
Title: Company Secretary

1015776 BC LTD.

By:_/s/ Liang Tang______________________
Name: Liang Tang
Title: Company Secretary

CUSIP No 380738104	13G	Page 8 of 8 Pages

Exhibit 99.2

SUBSIDIARY HOLDING THE SECURITIES BEING REPORTED UPON BY THE PARENT HOLDING COMPANY

1015776 BC Ltd. is a wholly-owned subsidiary of Oceana.